SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 13)

                    Under the Securities Exchange Act of 1934



                        TRUMP ENTERTAINMENT RESORTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89816T 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert M. Pickus
--------------------------------------------------------------------------------
                        Trump Entertainment Resorts, Inc.
                        1000 Boardwalk at Virginia Avenue
                             Atlantic City, NJ 08401
                                 (609) 449-5570
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Thomas M. Cerabino, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                  May 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

----------------------------------                          --------------------
CUSIP No.  89816T 10 3                                      Page 1 of 11 Pages
----------------------------------                          --------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Donald J. Trump
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                12,042,928
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        1,407
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                12,042,928
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,407
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,044,335
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------                          --------------------
CUSIP No.  89816T 10 3                                      Page 2 of 11 Pages
----------------------------------                          --------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Trump Casinos, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        1,407
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,407
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,407
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
----------- --------------------------------------------------------------------

     This Amendment No. 13 to Schedule 13D (this "Amendment") is being filed on behalf of Mr. Donald J. Trump and Trump Casinos, Inc., a New Jersey corporation wholly owned by Mr. Trump ("TCI", together with Mr. Trump, the "Reporting Persons"), and amends the Schedule 13D filed by the Reporting Persons and Trump Casinos II, Inc., a New Jersey corporation formerly wholly owned by Mr. Trump ("TCII") on June 22, 1995 (the "Initial Schedule 13D"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 to the Initial Schedule 13D filed by the Reporting Persons on April 25, 1996, October 16, 1996, March 26, 1997, April 30, 1999, January 18, 2001, July 3, 2001, August 10, 2001, April 25, 2002,
June 18, 2003, August 12, 2004, January 31, 2005 and May 23, 2005, respectively (the Initial Schedule 13D, together with all such amendments thereto, this "Schedule 13D"). This Amendment relates to the common stock, par value $0.001 per share, of Trump Entertainment Resorts, Inc., a Delaware corporation. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of New Common Stock (as defined in Amendment No. 12 to this Schedule 13D), other than those reported herein as being owned by it.

Item 2.  Identity and Background.

         Item 2 is hereby amended by deleting it in its entirety and replacing it with the following:

         (a) This Schedule 13D is being filed by the Reporting Persons. The Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5.

         (b) The business address of Mr. Trump is c/o The Trump Organization, 725 Fifth Avenue, New York, NY 10022. The business address of TCI is 1000 Boardwalk, Atlantic City, NJ 08401.

     (c) Mr. Trump's principal occupation is the Chairman of the Board of Directors, President and Chief Executive Officer of The Trump Organization, a real estate development company wholly owned by Mr. Trump (the "Development Company"). Mr. Trump also serves as the Chairman of the Board (as defined in Amendment No. 12 to this Schedule 13D) of the Restructured Company (as defined in Amendment No. 12 to this Schedule 13D). The Restructured Company is the sole general partner of Trump Entertainment Resorts Holdings, L.P., a Delaware limited partnership (the "Restructured Partnership"), formerly known as Trump Hotels & Casino Resorts Holdings, L.P. (the "Former Partnership"), and for purposes of this Schedule 13D, we refer to the Restructured Partnership prior to the Reverse Stock Split (as defined in Amendment No. 12 to this Schedule 13D) as the Former Partnership. The Restructured Partnership owns and operates the following four casino hotels through it subsidiaries: (i) Trump Taj Mahal Casino Resort, located on the boardwalk in Atlantic City, New Jersey; (ii) Trump Plaza Hotel and Casino, located on the boardwalk in Atlantic City, New Jersey; and
(iii) Trump

 Marina Hotel Casino, located in the marina district of Atlantic City, New Jersey. The Restructured Company is separate and distinct from Mr. Trump's other holdings.

         TCI is a limited partner of the Restructured Partnership. Mr. Trump is the sole director, President and Chief Executive Officer of TCI.

         (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Trump is a citizen of the United States of America. TCI is organized under the laws of New Jersey.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following paragraph to the end thereof:

         On May 10, 2006, Mr. Trump exercised his rights to purchase 1,217,933 shares of New Common Stock pursuant to the One Year Warrant (as defined in Amendment No. 12 to this Schedule 13D). The exercise price for such shares of New Common Stock was $17,781,821.80, which Mr. Trump paid in cash from his personal funds.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by deleting the last two paragraphs thereof in their entirety and replacing such paragraphs with the following:

         Pursuant to the One Year Warrant, Mr. Trump had the right to acquire up to 1,217,933 shares of New Common Stock at any time on or before May 20, 2006 for an exercise price of $14.60 per share. On May 10, 2006, Mr. Trump exercised the One Year Warrant in full and purchased 1,217,933 shares of New Common Stock for an aggregate exercise price of $17,781,821.80.

         None of the Reporting Persons currently has plans or proposals which relate to or would result: (a) the acquisition by any person of additional securities of the Restructured Company, or the disposition of securities of the Restructured Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Restructured Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Restructured Company or any of its subsidiaries; (d) any change in the present Board or management of the Restructured Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Restructured Company; (f) any other material change in the Restructured Company's business or corporate structure; (g) changes in the Restructured Company's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Restructured Company by any person; (h) causing a class of securities of the Restructured Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Restructured Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         As previously reported, the Reporting Persons may, from time to time, effect open market purchases of, and/or exercise their respective rights to acquire, equity and/or debt securities of the Restructured Company.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

         (a), (b) As of the date hereof, the aggregate number and percentage of shares of New Common Stock beneficially owned by each Reporting Person (assuming in each case full conversion of its respective Partnership Interests (as defined in Amendment No. 12 to this Schedule 13D) and, in the case of Mr. Trump, the exercise of the Ten Year Warrant (as defined in Amendment No. 12 to this Schedule 13D)), including the number of shares of New Common Stock as to which such Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, are set forth in the table below.

         According to the Restructured Company's Form 10-Q for the quarterly period ended March 31, 2006, as of May 3, 2006, the outstanding capital stock of the Restructured Company consisted of 27,993,891 shares of New Common Stock and 900 shares of New Class B Common Stock (as defined in Amendment No. 12 to this
Schedule 13D), which New Class B Common Stock had a voting equivalency of 9,377,484 shares of New Common Stock as of such date.



                                       Number of                   Number of
                         Number of     Shares with   Number of     Shares with  Aggregate of        Adjusted       Percent of
                         Shares with     Shared      Shares with     Shared        Shares          Number of         Shares
                         Sole Power     Power to     Sole Power     Power to    Beneficially        Shares        Beneficially
 Reporting Person        to Vote          Vote       to Dispose      Dispose        Owned         Outstanding(1)    Owned (1)
 ----------------        -------          ----       ----------      -------        -----         --------------    ---------


Donald J. Trump         12,042,928(2)   1,407 (3)    12,042,928 (2)  1,407 (3)  12,044,335 (2)(3) 40,038,226 (4)     30.08%

Trump Casinos, Inc.           0         1,407 (3)        0           1,407 (3)      1,407 (3)     29,215,443 (5)      0.01%



---------------------------

          (1) Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to options, warrants, rights or conversion privileges exercisable with 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

          (2) Consists of (i) 1,220,145 shares of New Common Stock held directly by Mr. Trump; (ii) 1,446,706 shares of New Common Stock issuable upon exercise of the Ten Year Warrant, and (iii) 4,821,880 and 4,554,197 shares of New Common Stock issuable upon the exchange of the Class A Partnership Interests and the Class B Partnership Interests (as each such term is defined in Amendment No. 12 to this Schedule 13D), respectively.

          (3) Consists of 1,407 shares of New Common Stock issuable upon the exchange of the Class A Partnership Interests held by TCI.

          (4) Consists of all shares of New Common Stock of the Restructured Company issued and outstanding and all shares of New Common Stock reserved for issuance and beneficially owned by the Reporting Persons, including shares issuable upon the exercise of the Ten Year Warrant and the exchange of the Partnership Interests (and excludes certain other shares of New Common Stock reserved for issuance under the New Class 11 Class A Warrants (as defined in Amendment No. 12 to this Schedule 13D) exercisable, at the time of the confirmation of the Reorganization Plan (as defined in Amendment No. 12 to this Schedule 13D), for up to 2,207,260 shares of New Common Stock of the Restructured Company issued to holders of Old Common Stock of the Former Company (as each such term is defined in Amendment No. 12 to this Schedule 13D) pursuant to the Reorganization Plan and any employee or management stock option or incentive plan or program adopted by the Board).

          (5) Consists of all shares of New Common Stock of the Restructured Company issued and outstanding and all shares of New Common Stock reserved for issuance and beneficially owned by the Reporting Persons (and excludes shares of New Common Stock reserved for issuance upon the exercise of the Ten Year Warrant and upon the exchange of the Partnership Interests held directly by Mr. Trump, and other shares of New Common Stock reserved for issuance under the New Class 11 Class A Warrants exercisable, at the time of the confirmation of the Reorganization Plan, for up to 2,207,260 shares of New Common Stock of the Restructured Company issued to holders of Old Common Stock of the Former Company pursuant to the Reorganization Plan and any employee or management stock option or incentive plan or program adopted by the Board).


     (c) Except for the transactions described in Items 3 and 4 above and this
Item 5, during the last sixty days there were no transactions with respect to the New Common Stock effected by the Reporting Persons.

     (d) Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended by adding the following paragraph to the end thereof:

         On May 10, 2006, Mr. Trump exercised the One Year Warrant in full and purchased 1,217,933 shares of New Common Stock for an aggregate exercise price of $17,781,821.80. As a result of this exercise, the One Year Warrant is no longer of any force or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  May 12, 2006                                      /s/ Donald J. Trump
                                                   -----------------------------
                                                   Name:  Donald J. Trump




Dated:  May 12, 2006                               TRUMP CASINOS, INC.


                                                   By: /s/ Donald J. Trump
                                                       -------------------------
                                                       Name:  Donald J. Trump
                                                       Title: President